

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 23, 2016

William Stone
Chief Executive Officer
Digital Turbine, Inc.
1300 Guadalupe Street, Suite #302
Austin, Texas 78701

  Re: **Digital Turbine, Inc.**
    Registration Statement on Form S-1
    Filed October 28, 2016
    File No. 333-214321

Dear Mr. Stone:

  We have limited our review of your registration statement to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. You seek to register certain notes, warrants and underlying common stock initially issued to BTIG, LLC on September 28, 2016. You also state that BTIG, LLC has resold these securities to the selling shareholders. We note, however, that you have not yet identified the selling shareholders in your registration statement. Please tell us when the transaction in which the selling shareholders acquired their shares was completed.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Gabriel Eckstein, Attorney-Adviser, at (202) 551-3286 with any questions. If you require further assistance, you may contact the undersigned at (202) 551-3453.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Matthew O'Loughlin, Esq.
       Manatt, Phelps & Phillips, LLP